

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum
(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission (SEC) has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Bee Mortgage App, Inc.
Jurisdiction of Organization:	Delaware
Date of Organization:	04/29/2019
Form of Organization:	Corporation
Physical Address:	13568 Lobo Ct, Jacksonville, Fl 32224
Issuer Website:	www.beemortgageapp.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Matt Offers	Director, VP of Products	12/2018
Munir Valiani	Director, CFO/VP of Origination	05/2018
Holly Davis	Director, CTO	07/2018
Carlton Robinson	Director	09/2018
Cynthia Wood	Director, COO	05/2018
David Braun	Director, General Counsel	07/2018
Curtis Wood	Director, CEO	05/2018

Dwight Skyers	Director, Director of Agent Partnerships	05/2018
Kristin Scheurer	Director, CMO	07/2018
Suzanne Bearry	Director, EVP Channel Partnerships	07/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held	Shares Held
Curtis Wood	Stock	32.2%	144,500
Cynthia Wood	Stock	32.2%	144,500

Description of Company's Business – §227.201(d)

Mobile startup disrupting the traditional direct lending model by making it easier and more affordable to get a mortgage entirely on your phone.

99% of Millennials search online for home loan info but don't have a complete mobile mortgage option.

Team experienced in mortgage lending, blockchain technology, and mobile applications development.

Only consumer mobile app engineered to manage the entire loan origination process from start to finish with 100% mobile interface.

A new customer experience: Mobile mortgage marketplace specifically designed for people who want to avoid dealing with the bank and want to do everything on their phone.

Patent pending automation framework with decentralized data validation protocols provide 24/7 home loan access even after hours.

Conceived on the front lines by mortgage pros, not a Silicon Valley start-up trying to bandage the mortgage industry with more disjointed and useless tech.

Holistic focus on creating the ideal mobile mortgage experience from the ground up.

Building the first piece of a long-term platform that will originate, settle, and service a mortgage entirely on the blockchain.

Powered by a virtual loan officer who validates data via smart contracts.

Please refer to business plan document attached under Exhibit G.

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Number of Employees – §227.201(e)

Number of Employees:	10

Risks & Disclosures – §227.201(f)

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Discussion of the material factors that make an investment in the issuer speculative or risky:

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of Bee Mortgage App, Inc. (the "Company") and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Dilution Risk

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The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

General Risk:

Investing in early stage companies without a proven track record of performance or sound liquidity such as the Company is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Fraud Risk:

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the

Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price:

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans:

If funds in excess of those raised are needed by the Company, the Company retains the right to make or arrange for a loan to the Company, to be repaid prior to shareholder dividend payments. The repayment of any such loans will have the effect of delaying shareholder cash distributions in the event that available EBITA is insufficient to increase retained earnings.

Economic Risk:

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Real estate and/or home lending market conditions and regulatory conditions.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

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Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash. With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements.

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Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's securities holder, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Professional Guidance Risk

Many early stage companies often attribute their early success to the involvement and guidance of professional early stage investors. These investors often provide post transaction value to the organization. They may be on the company's board or oversight committee and may play an integral role in the company's development through access to their capital resources, professional networks and prior experience in assisting start up or early-stage companies in scaling and executing their business plans. The

Company does not currently have the guidance of any such professional investors and may not have such guidance in the future.

Demand Risk

Realized market demand for the Company's minimal viable product or flagship mortgage application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Product/Service Risk

The Company's primary product and service is currently a consumer mobile app for direct residential lending. This app is not yet released or live to download. Any of the current products or services offered prior to its release are variants of the one primary product and service offering. In order for the Company to achieve its sales projections and generate revenue it will need to capitalize on the market for the mobile residential lending services being offered. Changes in consumer tastes may impact demand which could adversely impact the Company's ability to generate revenue.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives, and investor securities. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the Company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The residential lending marketplace in which the Company plans to release products and services is extremely competitive and intense. It is currently occupied by very large, well-capitalized companies including banks, direct lenders, and brokers. The Company will be operating at a disadvantage to these companies as these market participants have proven track records of performance, brand recognition, and access to vast amounts of capital and human resources. The Company does not possess or will be able to acquire such competitive advantages. Marketplace competitiveness is likely to greatly increase in the future. The Company may face declining sales, diminished revenue, or smaller margins as a direct result of competitive marketplace conditions or a larger company copying its products, services or technology. Changes in consumer preferences or the inability to successfully compete with other companies with similar products or services could negatively impact the Company's financial performance.

Risk of Limited Operating History

As a newly established entity with a never before attempted business strategy, the Company cannot provide more than limited information for which investors may use to base their investment decisions on due to its limited operating history.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. The Company is currently pursuing legal protections for such property however the scope of the protection or whether it will be granted has yet to be determined. Any patents or intellectual property protections issued may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Despite the Company's patent attorneys advising it that its data process and structure is likely patentable, the decision to grant a patent is ultimately up to the USPTO. An incumbent competitor or new entrant could copy or illegally obtain the Company's intellectual property, which would require the Company to engage in costly litigatation. Such event could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

The Company does not possess and has not provided investors any audited financial statements. Investors therefore have no audited financial information regarding the Company's capitalization, assets or liabilities on which to base their investment decision. If you feel that all information and data provided by the Company is not sufficient enough for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Technology Risk

The Company's success is largely dependent upon market adoption of its products and services including its minimum viable product and primary mortgage lending mobile app. While the residential lending marketplace is well established, certain aspects of the market for the Company's technologies are still nascent. The introduction of new technologies and an evolving regulatory environment could negatively impact the Company's ability to execute on its business plan and generate forecasted revenue.

Challenges will be found in engineering all advertised product design features for loan origination. The Company is a ground-up rebuild of the mortgage origination process using blockchain as the key data validation protocol, a method yet to be adopted, demonstrated, proved, or approved by any overseeing regulatory body, agency or investor. The Company plans to incorporate as much blockchain integration allowable within the current QM (qualified mortgage) file requirements specifications while working to obtain waivers for the more advanced implementations in the future after proving the technology. As blockchain adoption progresses and the mortgage industry continues to adopt new digital mortgage processes (at regulators behest and advice), regulatory bodies have signaled their urgent cooperation with such technological initiatives as messaged by Treasury last year.

Corporate Governance Risk

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The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's securities offering involves "Rolling Closes". Once the target amount of the offering has been met the Company may request that Fundopolis instruct the escrow agent to disburse the funds from the offering. At this time investors with accepted subscription agreements become the Company's shareholders. It is not uncommon for material changes impacting the Company or the offering terms to occur on short notice. When material changes occur during an offering an amended Form C/A is filed with the SEC and investors with pending subscriptions will have the right to withdraw from the offering. If your subscriptions have closed you no longer maintain the right to withdraw.

Valuation Risk

WIth early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering, and new equity classes may be created based on future needs of the Company and at the sole discretion of the current two majority shareholders, Curtis Wood and Cynthia Wood. Creating a new equity class may dilute or devalue prior investor securities.

Downside Risk

All of the Company's crowdfunding investors have a potential downside of great likelihood. If the Company fails to generate enough revenue you could potentially lose all of your investment.

Insured Risk

Shares of the Company's common stock issued through this offering are not guaranteed or insured by the FDIC or any other agency or entity.

Secured Risk

Shares of the Company's common stock issued through this offering are not secured by any collateral. In no scenario would the securities be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$50,000.00	March 17, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$ 500,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

Raising capital will allow us to accelerate our growth in a way in which we cannot do now. We're in a land grab and the raise will allow us to scale at a faster pace pioneering blockchain leverage for loan origination.

If we reach our minimum raise goal, the majority of the capital will be allocated to final development and release of our minimum viable product (MVP) supporting our fastest path to revenue.

Reaching our hard cap will permit us to expand staffing with key executive leadership and developer additions, professional services, equipment and other operations. This will ensure sufficient runway so that each key milestone (MVP, beta and onward) is impacted with maximum velocity.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$3,187.00	$3,187.00
Portal Fees:	$2,000.00	$20,000.00
Legal	$1,700.00	$62,500.00
Development	$22,500.00	$225,000.00
Operations	$5,000.00	$140,000.00
Professional Services	$15,613.00	$49,313.00
Total Proceeds:	**$50,000.00**	**$500,000.00**

Irregular use of proceeds:

Does your company have any irregular of proceeds? No

Investment and Cancellation Process §227.201(j)

Investment Process
1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

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Cancellation Process
1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering deadline.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made, but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation of your intent to proceed with the investment is not provided by you, your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering equity securities in the form of common stock, which will be referred to as "Stock". The Stock issued by the company will be sold at $10.00 per share, with an overall company valuation of $5,000,000.00.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Bee Mortgage App, Inc.
Address: 13568 Lobo Ct, Jacksonville, Florida 32224
State of Organization: DE
Date Company was Formed: April 19, 2019

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Equity
Share Class: Stock
Prefunding Company Valuation: $5,000,000.00
Security Purchase Price: $10.00
Minimum Offering Amount: $50,000.00
Maximum Offering Amount: $500,000.00

Shareholder Voting Rights: Yes

Shareholder Voting Rights Limitations: Shareholders are entitled to one vote per share. Otherwise, there are no limitations as there is currently only one class of stock.

Company Valuation Method:

Bee Mortgage leadership consulted with advisers experienced in start-up launches and exits to establish fair market valuation. Each principle agreed $5M is an equitable pre-seed valuation considering:
- Timing: Overall mortgage market conditions, emerging mobile carrier services, and consumer adoption of app driven financial services.

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- Leadership: The determination, strategy, flexibility and experience of the current team.
- Analysis: Comparable start-ups with similar market size and upside potential.
- Market Position: The exclusive patent pending technology creating various possible exits.
- Idea: A simplified process that lets the consumer do the entire mortgage on their phone.
- Execution: Majority of MVP and mortgage beta development work completed without any angel investors; first pre-seed raise funding MVP and beta release, two key milestones that normally require much more capital investment.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Stock	500,000	$449,000	Yes

Summary of differences between security offered and outstanding securities:

We only have one security class: Common Stock.

Capital Resources and Terms of Issuer Debt – §227.201(p)

We're a debt free, all volunteer army.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer – §227.201(s)

Discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Does the issuer have an operating history? No

Historical Financial Highlights

The company incorporated in April 2019, has not raised any capital, and has provided two years financial statements. As such, there is no prior operating history to disclose.

Our first financial milestone is providing liquidity via the crowd funding raise. Such capital formation will solve the current development and operational challenges impeding growth and expansion.

Financial Projections

The Bee Team operates a lean business model and while we don't foresee any revenue or short-term profits in 2019 or 2020. We are focused on delivering an MVP in order to initiate revenues and establish market position in preparation of layering on the lending app.

With each blockchain integration milestone achieved, customer acquisition cost will decrease creating new capital for reinvestment opportunities. We forecast robust revenue acceleration near end of 2021 and onward.

This initial pre-seed raise will finance MVP delivery. Examples of expenses include $225,000.00 in development costs. The leadership team anticipates a subsequent seed raise in $2,000,000.00 – $15,000,000.00, the proceeds of which will be used for marketing the MVP and funding further development of its core product, the mortgage application. Examples of expenses to be covered by this subsequent raise include: Operating, Professional Services and Legal Services.

Upon beta release of the lending app and proving the technology, the Bee Team plans a large Series A common stock issuance raise, proceeds of which will be used for aggressive expansion once our mobile app is lender live.

2020 Projections
$1,682,500 operating expenses
$380,750 revenue derived from MVP release
Second funding round

Forecasted Revenue 2021/2022
$20,000,000 revenue based on:
2,666 funded loans with a $7,500 average loan payout
Offset by $16,739,600 in Operating Expenses inclusive of a $7,110,222 CAC

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation Crowdfunding (Reg CF) if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annual and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The company is required to disclose whether it has failed to file the reports required by Regulation Crowdfunding associated with prior raises.



EXHIBIT B:
FINANCIAL STATEMENTS



FUNDOPOLIS

Bee Mortgage App, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
April 29, 2019 (Inception)

BEE MORTGAGE APP, INC.

TABLE OF CONTENTS



To the Board of Directors
Bee Mortgage App, Inc.
Jacksonville, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Bee Mortgage App, Inc. (Delaware corporation), as of April 29, 2019 and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 3, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BEE MORTGAGE APP, INC.
BALANCE SHEET (UNAUDITED)
As of April 29, 2019 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	-
Stockholders' Equity:		
Common Stock, $7.50 par, 10,000 shares authorized, 0 shares issued and outstanding, each as of April 29, 2019 (inception)		-
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

NOTE 1: NATURE OF OPERATIONS

Bee Mortgage App, Inc. (the "Company"), is a corporation organized April 29, 2019 under the laws of Delaware. The Company plans to develop and market mortgage applicable software.

As of April 29, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000 shares of $7.50 par value common stock as of April 29, 2019 (inception). As of April 29, 2019 (inception), no shares were issued or outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 3, 2019 the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.



EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY - WORK HISTORY DOCUMENTS



FUNDOPOLIS

Suzanne Bearry

1904 Abercrombie Lane, Ponte Vedra, Fl. 32081 • (904) 669-1167

Suzanne@beemortgageapp.com

TOP PRODUCER

Self-motivated, results oriented, sales professional with strong communication skills and a focus on closing. Demonstrated track record of selling business-to-business services for small, medium and large companies. Core qualifications are enterprising, cold calling, direct selling, sales management, attention to detail, closing, and leadership.

Professional Experience

Bee Mortgage App, Inc.: eMortgage App powered by blockchain technology: Jacksonville, FL.
July 2018–Present
<ins>**EVP Channel Partnerships:**</ins>

- Support company's sales efforts by developing and implementing a channel partner program
- Design, build and scale multiple distribution channels
- Hands on role with the leadership team to make strategic introductions
- Liaison between executive team and vendor partners
- Assist in building the channel sales infrastructure from the ground up
- Report directly to the COO

TVAR Solutions: IT Products and Services Sales: Jacksonville, FL. July 2015-July 2016

<ins>**Senior Account Executive:**</ins>

- Closed $2.6 million in revenue; $170k margin, exceeded quota of $1 million
- Maintained and Created relationships at SOCOM, CENTCOM, JSOC
- Strategically and tactically presented and promoted new products
- Created and uncovered requirements and new opportunities
- Spoke at trade shows, demonstrations and educational briefings

Mission Pharmacal: Women's Health Sales: Jacksonville, FL. July 2012-July 2015
<ins>**Territory Sales Manager:**</ins>

- Multiple time President's club winner, ranked #1 out of 16 reps in Florida
- Promoted to a Regional Sales Trainer; March of Dimes Team Captain generated over $2000.00
- Promoted to leadership, interviewed new candidates, mentored 6 people
- Continuous recognition within district and company
- Grew business by over $60k taking territory from a negative $20k contribution to positive $40k
- Received numerous awards for attention to detail and going above and beyond expectations
- District specialist for product knowledge of Ferralet 90 and on the Elestrin Task Force Team (teaching positions)
- Consistently grew net profit; received letter of recognition for being 271% of plan first quarter; finished top of training class

ADP: Payroll and Cloud Solution Sales: Jacksonville, FL. October 2010-July 2012
Sales Representative:
- Ranked #5 out of 60 representatives
- Chosen out of the entire team to be the "North Florida CPA Champion"
- Buy down on President's Club number for being a top producer
- Finished 152% of quota
- Highest training score of 100% in the class

STK: Computer Storage Hardware Sales: Silver Spring, MD. July 1998-January 2000
Territory Executive:
- Selected to represent company at trade shows
- Closed over $2 million in new account revenue
- Attended Presidents Club

Sales Executive:
- Promoted to Territory Executive
- Awarded Top Producer
- 140% of quota
- Identified $3.5 million in new accounts
- Closed $1 million in revenue within 3 months of employment

NetApp: Network Attached Storage Sales: Rockville, MD. March 1996-July 1998
Corporate Sales:
- Identified over $15 million in new opportunities
- Qualified more than 3,000 prospects, resulting in 340 appointments
- Set the company record for the sales team by generating over $1.4 million in revenue in one month

Education:
Radford University: Bachelor of Science, 1995
Ponte Vedra Chamber of Commerce

Member:
BNI Jacksonville Beach, FL.

Jacksonville Women Executive Network
March of Dimes Elite Club/Charity

MUNIR VALIANI

9480 Princeton Square Blvd S Apt. 1209, Jacksonville, FL 32256

M (407)-973-0576 **NMLS 939488**
Munir.Valiani@gmail.com

Professional Experience

Mortgage Sales Consultant, Carrington Mortgage   December 2017 – Present
- Leading MLO in 26 states managing all aspects of residential loan origination including 1003 submission, credit approval, rate quote/lock, negotiating loan terms, and ensuring a smooth settlement process with peak NPS scores.

Mortgage Sales Consultant, PHH Mortgage   June 2012 – December 2017
- Worked closely with our clients, private bankers, and financial wealth advisors to provide pre-qualified and pre-approved loans
  - Remain in constant pursuit to provide the best customer service.
  - Consistently praised for putting clients in the perfect position to move forward with their real estate investments
- Constantly surpassed aggressive monthly production goals set by our leadership team
  - Achieved 120%+ of sales target for 2013, 2015, and 2016
  - Maintained a leading error rating of less than 1% on all income and personal information placed into loan documents
- Coordinated home financing work flow with laser focus on investor loan requirements
  - Set my client up with the proper expectation to close loans with one of the highest R2C% (registration to close %)
- Licensed to Originate loans in 26 States across North America (NMLS # 939488)

Manager, Presidential Gift Shop   June 2010 – March 2012
- Created an excel sheet to track profits, expenses and finances for the business each month
- Organized and managed merchandise within the store
- Assisted customers by providing merchandise

Customer Service Representative, Aramark   October 2008 – December 2011
- Handled the cash register, managed inventory, and provided extensive customer service
- Utilized communication skills to market other products to purchase
- Developed management experience and perfected communication skills

Sales Representative, CVS   May 2008 - August 2008
- Handled cash register
- Assisted customers within the store through extensive product knowledge
- Organized merchandise throughout the store

Education

Bachelor of Science in Business Administration, Finance   December 2011
GPA: 3.35 / 4.0
Minor: Leadership, Communication Studies
University of Florida, Warrington College of Business Administration

Relevant Coursework: Financial Management, Debt and Money Markets, Equity and Capital Markets, Business Calculus, Business Statistics, Introduction to Information Systems, Business Law

<u>Activities</u>

Member, Aga Khan Education Board	December 2006 - Present
Member, National Residence Hall Honorary	March 2009 - Present
Life Adventures Coordinator, Aga Khan Youth and Sports Board	August 2008 – August 2011
Treasure, Inter-Resident Hall Association	May 2011 – May 2012
President, Reid Yulee Mallory Area Council	August 2009 - April 2010

<u>Language & Technical Skills</u>
Computer experience: Microsoft Word, Excel, Power Point, Adobe Photoshop, and XHTML
Foreign Language: Basic Spanish, Proficient Urdu, and Proficient Hindi

Kristin M. Scheurer   Kristin@beemortgageapp.com   M 904.860.2195

PROFESSIONAL SUMMARY
SALES, MARKETING AND MANAGEMENT

Business Development ● Project Management ● Relationship Building ● Strategic Planning ● Website Management

Business savvy professional with a driving force in generating sales. A natural manager and director who masterfully creates efficient systems while being practical and realistic, moving systematically toward goals. While being the leader or working single handedly will always accomplish the objectives and goals at hand. Takes responsibility in getting things done and expects others to be prepared to follow through. Believes in building strong business relationships with her clients, supervisors, peers and subordinates. Conducts herself with professionalism, loyalty, a willingness to be a team player and share information she has acquired throughout her tenure. Documented ability to produce exceptional sales, business development and marketing results.

CORE COMPETENCIES

• Solution Sales Expertise • Healthcare IT EHR Services • Organization & Planning Skills • Leadership Development
• Marketing • Bottom Line Driven • Employee Relations • Goal Orientated • Account Management • Healthcare IS
• Customer Relationship Building • Conflict Resolution • Training & Coaching • Website Management (SEO, SMM)

NOTABLE ACHIEVEMENTS

Selling Skills - Licensed Manager for Development Company. Arranged meetings to promote all projects & educate potential Buyers about Real Estate Investing. Facilitated one on one assessment of possible purchasing options. Conducted on-going research with client base to improve future selling efforts. **Results** - *Exceeded sales quotas* by averaging $22.9 million in sales.

Leadership Skills- Joined a very reputable outside sales company & starting learning all of the solutions offered to clients. Focused on learning & meeting the needs of clients by offering them cost effective solutions to enhance their company's bottom line. Exceeded sales quotas & goals every month. **Results**- Within 3 months of employment was *promoted to management* immediately responsible for 3 team members.

Project Management -City of Jacksonville received 272+ new homes applications for the Neighborhood Stabilization Program. Effectively managed the processing, scheduling, directing & controlling of every aspect of the homes from initial application to construction closeout. **Results** - *Successfully closed 98%* of the homes that entered the construction process.

Relationship Selling - Company introduced new project. Worked closely with developers, engineers, architects & government officials while developing a marketing plan & Proforma showing ROI. Networked & conducted focus group meetings along with formal & informational presentations.   **Results** - *22 sold homes (over $6mil. in revenue) in 12 days* during the slowest times in real estate 2008.

Business Development Benchmarks – A Realty company was created and established for me to manage & grow. Benchmarks included creating new business thru strong reputable successes, creating proven zero to low cost marketing efforts & positioning projects to stand out in surplus market. **Results** – Averaged a *closing every six weeks from* May 2008 - May 2009.

Outside Sales- Managed sales territories normally in the Southeast. Called on over 25+ existing & potential customers weekly. Continually implementing creative marketing ideas to increase sales & identify growth opportunities. Through thorough organization & planning set regular weekly appointments. **Results** - Remained in the *top 5% of sales employees* for the district.

Customer Relations- Assembled over 115 Buyers, Realtors, Appraisers & Loan Officers to Direct, Manage & Facilitate necessary "Closeout" procedures.   Implemented tight scheduling & coordination requirements to accommodate everyone's individual agenda. **Results** - *Successfully closed 100%* of scheduled closing.

Strategic Planning Management – Assigned to forecast a 4-year multi-use project. Analyzed sales growth by reviewing current trends, pipeline leads, & geographical growth of population. Oversaw all aspects of operations for every project in the pipeline. **Results** - Able to *create exceptional value for clients* based on product knowledge.

Management/Operations - Directly Responsible for hiring, termination, & training of all employees. Created cohesive work environment & developed incentive programs increasing employee morale. Responsible for overseeing all budgetary items. Developed a very encouraging & exciting workplace. Results - *Reduced turnover by 37%.*

Website SEO & SMM - Given the task to increase Company Brand awareness on the Internet. Diligently worked daily with all free resources available (Website, LinkedIn, Facebook, Google+, Twitter etc.) to produce higher results for organic web searches. **Results** – Within 5 months Company website *organically appeared on the first page of Google search results*.

PROFESSIONAL EXPERIENCE

Co-founder & CMO
Bee Mortgage App, Inc.
Remote out of Jacksonville Beach, FL   **May 2018 - Present**
Responsible for overseeing planning, development and execution of all promotional marketing and brand initiatives ensuring the Bee's message is distributed across channels and to targeted audiences in order to meet mission and sales objectives. Additional responsibilities include: defining promotional strategies to support Bee's overall mission and financial models; liaising with other department heads to guide a unified approach to consumer acquisition, service, distribution; establishing communication channels with industry leaders and influencers; listening to market trends and directing market research.

Director of Business Development & VP of Sales
F1 HealthIT (Maryland)
Remote out of Jacksonville Beach, FL   **April 2016- Feb 2019**
Responsible for account management and business development. Participate in and schedule meetings with target C-level and other IT hiring Directors/Manager clients. Attend conferences, onsite meetings with current clients, and schedule one on one introduction meetings with clients and potential clients. Procure additional MSA's for new accounts. Responsible for daily sales and marketing efforts and for current and potential clients. New client and IT job research. Source for candidates for open jobs. Interview, format candidates' resumes and submit candidates over to clients. Schedule interviews with clients and conduct onboarding procedures.   Continually request LinkedIn connections for C-level and other IT related positions. (personal connections with over 4400+ C-level healthcare executives). Conferences and additional marketing efforts include: HiMSS events, HiMSS Chapter Events, HCP Conferences, Becker's conferences, Cisco Live, MS Ignite, IT related conferences, Epic UGM, Cerner Health Conference, eCW, MUSE, Website content, Client and consultant dinners, golf events, Client charity functions, Social Medial Marketing, etc. Sales efforts include daily meeting requests, referral requests, calls and research for new IT jobs, engage in latest IT related news, review open jobs on client sites, pipeline for go-live projects and or other service lines. Continual activity within our CRM tool (Bullhorn) for client management and lead generation.

Sr. Account Executive
Health IT Project Managers (Georgia)
Remote out of Jacksonville Beach, FL   **Jan 2014 - April 2016**
Responsible for generating new accounts. Manage current accounts. Participate in and schedule meetings with my target C-level clients. Attend conferences and schedule private meetings with clients and potential clients while attending IT conferences. Personally responsible for daily sales and marketing efforts, personal SMM to stay in connection with my clients and for branding to potential clients. New client and IT job research. Personal LinkedIn requests for C-level connections to make company introductions and request meetings to establish new client relationships (personal connections with over 2800+ C-level healthcare executives). Marketing efforts included: Clinical Application Events (Epic & Cerner), HiMSS events, HCP Conferences, IT related conferences, Press Releases, Website content, Client and consultant dinners, assistance with training and consultant accommodations. Sales efforts include daily meeting requests and research for new IT jobs, go-live projects and or other service lines. Continual activity using our CRM tool (Bullhorn) for client management and lead generation.

VP of Marketing & Business Development
Optimum Healthcare IT
Jacksonville Beach, FL   **March 2012 - Jan 2015**
Lead all efforts in business development initiatives, company branding and relationship building for start- up Healthcare IT company. Daily efforts included sales and marketing initiatives, website SEO and SMM, RFP Response creation, and new client research. Personal LinkedIn requests for C-level connections to make company introductions and request meetings to establish new client relationships (personal connections with over 1100+ C-level healthcare executives). Marketing efforts included: Clinical Application Events (Epic & Cerner), HiMSS events, Oracle conferences, Press Releases, Website content and updates, Client and consultant dinners, Training and consultant accommodations and all creation of Collateral material for the sales team. Sales efforts included daily meeting requests and research for new go-live projects, optimization and or other service line meeting introductions (Security, Connector, etc.).

Director of Marketing & Communications
Reznicsek, Fraser, White & Shaffer P.A.
Jacksonville, FL   **June 2011 - March 2012**
Oversaw all aspects of the firm's marketing initiatives, including business development strategies, brand management, increased web presence via SEO, SMM, events and sponsorships, creation and development of print and electronic collateral. With a focus on coaching and training attorneys in business development, with a client-focused approach to all marketing. Building and retaining strong client relationships. Additionally, completely responsible for all the Real Estate Closings including Title work for the firm. This real estate project requires consistent development, management and implementation of new and innovative strategies to generate growth.

Project Manager
Montgomery Land Company
Jacksonville, FL   **Sept 2009 - June 2011**
Provide Project Management and Operations Management services for the Neighborhood Stabilization Program (NSP) for the City of Jacksonville. Personally responsible for managing the productivity including efficiencies and effectiveness of the NSP program's performance. Responsible for cost control, document control, to create and initiate program policies and procedures, scheduling inspections and meetings, monitoring performances of inspectors, develop and improve quality assurance plans for the programs, create and maintain open communication with all parties from NSP Central, Developers, General Contractors, Inspectors and Construction Managers. Continually seeking to enhance the productivity of the program along with meeting and exceeding program expectations. Sales and Marketing for Montgomery Land Company responsible for researching new job opportunities and creating the proposals to attain those positions.

Director of Sales & Marketing
Cranewoods Realty
Jacksonville Beach, FL   **Oct 2008 - July 2009**
Implement, manage, direct and conduct all Sales and Marketing efforts for 6-8 properties. Create marketing strategies for all properties including Developer Owned, REO, and new construction. Generated and Maintained weekly sales reports and marketing plan updates to all property owners. Marketing efforts include a weekly routine of 10+ marketing campaign items for product promotion. On-going training for proven sales trends in the current market. Continuing education to enhance professional growth, sales and marketing strategies, research and development and relationship building. Responsible for all sales and marketing budgets. Managed the marketing process of all property owners. Provided exemplary customer service to all external and internal clients at all times.

Senior Sales Manager
Pitney Bowes
Jacksonville, FL   **Aug 2007 - Oct 2008**

Managed 3 Sales Representatives, achieved monthly growth quotas and key financial indicators. Solutions Selling based on each individual companies data needs. Analyze companies needs and create a solution to meet those needs. Proven ability to sell multiple product lines and services, maintain current customers, gain new customers both non-competitive and competitive customer through product knowledge and proven customer service skills. Proved to be able to consistently displaced competitive customer accounts. Assisted in Human Resource functions: counseling, performance management and training. Solid performance in meeting customers' needs (expectations) and holding employees accountable. Coached and developed the leadership skills of regional office employees to meet and exceed company standards. Conducted training needs assessments to align training needs with overall business objectives. Conducted monthly sales presentations and training for the entire Southeast region. (Tallahassee, Central FL, North FL, GA)

General Sales Manager
Chase Properties
Jacksonville, FL   **Oct 2003 - July 2007**

Conduct all Marketing efforts for sales, advertising, public relations and growth for the company. Managed daily operational functions of each project in the greater Jacksonville area. Developed and executed operational and developmental plans and programs, both short and long term. Personally responsible for producing over half of the sales for each project managed. Led, directed and managed all employees, Trained, coached and mentored new licensed sales agents and temporary staff. Built business relationships with the clients. Total responsibility for area sales and marketing budgets. Maintained, updated budgets & Pro Formas for each project. Actively maintained and advised a broad base of clients and investors on Real Estate opportunities and market trends. Executed and oversaw recruiting, advertising and promotional activities. Administrative liaison with internal and external sources.

EDUCATION and PROFESSIONAL DEVELOPMENT

University of North Florida – BS Marketing	**2003**
University of North Florida – BS Management	**2003**
Certified Blockchain Expert – Blockchain Council ID 11549575	**2018**

Certifications, Additional Training and References Available Upon Request

Holly Davis

Jacksonville, Florida   M 904.525.6231   Holly@beemortgageapp.com

Change leadership, people leadership, business process change, software troubleshooting and issue management, guest business leadership speaker.

Co-founder & CTO | Bee Mortgage App, Inc. | 07/2018 – Present (entity formed April 2019)

- Holly has leads all aspects of technology development and roll-out, and works closely with executive leadership leveraging all technological resources to realize Bee's core mission.
- Established Bee's technical vision and leads all aspects of its development.
- Works closely with other founders and department heads.
- Monitors emerging digital mortgage solutions conducting research and case studies assessments on implementation.

Lead Tech Appl Analyst | ADP, LLC. | 01/2012 – 09/2013

- Monitored team incoming issues queue ensuring P1 & P2 service requests are picked up within established SLA's
- Assist team with troubleshooting client issues
- Answered questions and created written documentation on client issues and posted to Insite forum allowing the information to be accessible to all associates in TLM
- Escalated issues with our hosting partners when needed to ensure client issues or requests were resolved quickly
- Lead daily call to schedule and prioritize service packs & patches with hosting
- Write & deliver performance reviews, 1:1's associate feedback both positive and negative
- Manage all TLM Multi-client issues announcements and updates

Tech Appl Analyst III | ADP, LLC. | 12/2011 – 01/2012

- Actively participated as a member of Technical Services engaging on new client issues for service, implementation & MAS by monitoring Siebel queue
- TSG Siebel Champion training and mentoring other TSG members on Siebel
- Worked closely with the client or Implementation team to resolve critical client issues
- Troubleshooting Enterprise eTIME application configuration and tested engineering fixes based upon documented client business requirements
- Troubleshooting interfaces between Enterprise eTIME software and client legacy systems using ADP A-Connect software, EIM, IDI & ADP Interface
- Troubleshooting series 4000 & in-touch timeclocks and integrated their communications inbound and outbound with the Enterprise eTIME software

Tech Appl Analyst II | ADP, LLC. | 01/2010 – 12/2011
Team Lead-Client Serv. | ADP, LLC. | 01/2007 – 01/2010
HCM Consultant I,II,III | ADP, LLC. | 03/2005 – 01/2007
Lead Appl Analyst | Acosta | 02/2001 – 03/2005

EDUCATION

WEO Professional (WEO-P) Certification, 2014

Pursuing - Bachelor of Science-Business Admin
2014 - present| Florida State College of Jacksonville

Dwight A. Skyers

1080 Wolfe St Jacksonville FL 32205
M: (904)868-2958
Dwight@beemortgageapp.com

Career Highlights

- Broker Associate/Realtor®
- Licensed Real Estate Agent
- Qualified acoustic operator in the P-3C Aircraft.
- Currently hold a SECRET level security clearance.
- 28 Years USN/USNR experience in the P-3C Aircraft.
- Subject Matter Expert on the Portuguese Air Force and Pakistan Navy USQ-78B Acoustic Receiver TECH Refresh system project with Logistic Services International.
- Acoustic Subject Matter Expert during the Republic of Korea (ROK) transition to P-3C UIII with Logistic Service International.
- Provided ROK students with classroom and in-flight instruction, assisted with course re-write and maintained weekly and monthly progress reports.
- Created and maintained Access database allowing for timely and accurate financial reporting and aid to the Accounting Department in day to day AP/AR transactions while at LendingTree Settlement Services.
- Maintained servicing system database which consist over 66,000 accounts valued above $532 million for Bombardier Capital.
- Performed daily reconciliation of approximately 300 funded accounts valued at roughly $2.5 million per day through the use of Microsoft Excel spreadsheet for Bombardier Capital.

Experience

2018 – Present   Bee Mortgage App, Inc.   Jacksonville, FL.
EVP Realtor® Partnerships
- Realtor outreach to promote Bee's products within agent ecosystem.
- Lead Reatlor portal development advisor.
- Directs channel research and assists in the planning and organizing of channel functions and operations (product development, branding, communications) ensuring a unique Bee voice, message and imaging.
- Maintain a network of strategic partnerships.

2017 – Present   Florida Homes Realty & Mortgage, LLC   Jacksonville, FL.
Realtor®
- Providing sellers and buyers with the proper guidance in marketing and purchasing property for the right price.
- Research the local market.
- Prepared comparable market analysis, purchase contract and negotiated for purchase and sell of properties.
- Educate clients on the financing options available to them to ensure satisfaction.

2011 – Present   Systems Service Enterprises lnc. (SSE)   Jacksonville, FL.
P-8A Acoustic Aircrew Subject Matter Expert
- Development of unclassified and classified lessons for the P-8A.
- Works closely with the Navy's Fleet Integration Team (FIT) to provide quality instructional courseware.
- Maintain weekly courseware development progress trackers for management to report to the government.

2011 – 2018   CSC/CSRA/LB&B   Jacksonville, FL.
Flight Simulator Instructor, Contract Instructor Acoustic Air Warfare Operator (CIAAWO)
- Responsible for conducting simulator operations, simulator flight training, classroom instruction and aircraft demonstrations for the P-3 aircraft. This training will include but not limited to aircraft systems, operating procedures, acoustic sensor systems, weapons systems, tactical employment of the P-3 aircraft and to include flight briefs and debriefs.

1997 – 2014   United States Navy Reserves   Jacksonville, FL.
Training Leading Chief Petty Officer/Acoustic Operator
- Performed acoustic airborne sensor operator duties including the operation of various acoustic sensors in order to discover and track submarines critical to maintaining crew efficiency and command effectiveness.

- Served as the Squadrons' Primary NATOPS Evaluator.
- Performed duties as NATOPS, Tactics and Intelligence Departments Leading Chief Petty Officer.
- Manage training team to ensure that all squadron personnel meet strict readiness requirements.
- Perform employee evaluations for the training department.
- Collaborate with other members of management to assign duties, make award recommendations, and provide meaningful suggestions to the Commanding Officer.

2010 – 2011   Cubic Worldwide Technical Services, Inc.   Jacksonville, FL.
Acoustic Contractor Instructor
- Responsible for conducting simulator operations, simulator flight training, classroom instruction and aircraft demonstrations for the P-3 aircraft.

2009 – 2011   Logistic Services International   Jacksonville, FL.
P-3C Acoustic Operator Training Specialist
- Primary Subject Matter Expert for Portuguese Air Force Capabilities Upgrade Program Plus (PtAF CUP+) Sensor Station 1/2 Operator Course.
- Provided over 800 hours of courseware development for the USQ-78B Acoustic Receiver TECH Refresh (ARTR) suite.
- Provided over 200 hours of classroom and 60 hours of in-flight instruction to the PtAF personnel.
- Subject Matter Expert to the Pakistan Navy P-30 Upgrade Program (PUP) and Taiwan Navy Acoustic Operator Course.
- Provided 60 plus hours of in-flight and classroom instruction for the PUP project.
- Provided weekly progress reports to management.

2004 – 2008   LendingTree Settlement Services   Jacksonville, FL.
Finance Manager
- Managed a team of 6 employees on the disbursement (checks and wires) of funds for over 52,000 loans totaling over $9.6 Billion.
- Provided weekly and monthly Profit and Loss forecasting.
- Compiled and analyzed information to prepare standard, adjusting, accrual, and intercompany journal entries.
- Provided monthly financial and ad hoc reports to upper management.
- Prepared monthly depreciation expense report, maintained fixed asset data in Best FAS, and reconciled to the general ledger.
- Responsible for the timely submission of annual reports to each U.S. Secretary of State.
- Served as back-up support administrator.

1998 – 2004   Bombardier Capital   Jacksonville, FL.
Financial Analyst II
- Created and maintained various Access database allowing for timely and accurate financial reporting.
- Created, maintained, and provided monthly analysis reports for senior management.
- Maintained investor servicing model and reporting.
- Researched and produced ad hoc reports for audits, annual business license renewals and states compliance reviews.
- Analyzed and reconciled financial reports for retail installment sales, leasing and revolving charge transactions.

1985 – 1996   United States Navy   Jacksonville, FL.
P-3C Instructor/Acoustic Operator/Aviation Electronics Technician
- Responsible for the training of over 250 students through all stages of system operations.
- Provided over 2500 hours of classroom instruction, technical lab instruction, test administration, and technical performance evaluation.
- Performed instructor technical evaluations.
- Revised instructional material such as lesson guides and student workbooks.
- Performed curriculum development for multi-phase training course.
- Managed the daily scheduling of over one hundred and fifty aircrewmen.
- Performed acoustic airborne sensor operator duties including the operation of various acoustic sensors in

order to discover and track submarines
- Identified sounds produced by surface ships, submarines, marine life, and other natural phenomena.
- Determined acoustic energy propagation characteristics under various oceanographic conditions.
- Responsible for the daily troubleshooting and repair of the A-6 Intruder aircraft avionics.

| **Education** | 2000 – 2003 | University Of Phoenix | Jacksonville, FL. |

Business Administration
- Bachelors of Science in Business Administration

| | 1992 | Naval Instructor School | Memphis, TN. |

- Completed four weeks of training equivalent to 14 credit hours.
- Attended a one-week course in Total Quality Management.

Competencies and Certifications
- National Association of Realtors (NAR)—Member
- Licensed Real Estate Agent, Florida
- NAR's e-PRO®, NAR's Military Relocation Professional (MRP), Florida Military Specialist (FMS®), NAR's Pricing Strategy Advisor (PSA), and NAR's Short Sales and Foreclosure Resource (SFR®)
- 27 years experience in all areas of Instructional Theory and Design.
- "Expert" knowledge level of Microsoft Excel and Access with a "Proficient user's" level in Word and PowerPoint, experienced in Solomon accounting software and Best FAS fixed asset software, ADP ezLabor time keeping software, and SAP.
- Very high aptitude for problem solving of technical and systematical challenges.
- Innate ability to relate complex technical information into easy to understand ideas.

References
- Available upon request.

DAVID C. BRAUN

www.linkedin.com/in/davidbraunlaw

M 904-687-5327/Bar Number 151955

david@beemortgageapp.com

PROFESSIONAL SUMMARY

Supervising Attorney with over 19 years of client care and profit driven achievement in the legal environment. Background includes successful completion of hundreds of legal cases within a variety of civil and federal practice areas. Proven track record of obtaining high degrees of client generation, satisfaction and retention.

PROFESSIONAL EXPERIENCE

BEE MORTGAGE APP, INC., Florida   **2018 – Present**
General Counsel

Provides expert legal advice to management, drafts legal documents ensuring compliance in all aspects of regulatory oversight, stays abreast of legislative movement within the industry, sets internal governance policies, weights legal risk of any course of action.

DAVID C. BRAUN & ASSOCIATES, Florida   **1998 – Present**
Attorney

Bankruptcy, Business/Consumer Law, Wills/Trusts/Probate, Contract Law, Transactional Law, First Party Insurance Law, Real Estate Law and General Civil law. Past areas of practice include criminal law, employment law, immigration law, and family law.

- Successfully resolved hundreds of cases.
- "Of Counsel" to the Bush Law Group handling First Party Insurance Claims.
- Civil and Federal Court experience.

TopBuild, Inc., Florida   **2014 – 2017**
Contracts Negotiator

Complex contract negotiations, review and drafting.

- Negotiate a large case load of contracts, frequently significantly reducing company liability through complex negotiations.
- Create and maintain standard operating procedures.
- Management of contract reviewers and risk procedures.

AMERITRUST LAW, Florida   **2013 – 2014**
Supervising Attorney

Supervising Bankruptcy Attorney. Chapter 7 and 13 bankruptcy filings within Florida. Contract negotiation, foreclosure defense/resolution/mediation, trusts and estates.

- Head of Law Firm's successful Bankruptcy division.
- Oversee associate attorneys and paralegals.

FLORIDA COASTAL SCHOOL OF LAW, Jacksonville, Florida   **2007 – 2013**
Academic Success Professor (August 2011 – July 2013)

Class functions include: Creating curriculum, teaching students how to brief and analyze cases, how to edit legal writing, course scheduling, bar preparation and additional law school metric functions.

Adjunct Professor (2007 – 2011)

Lawyering Process I and II, Transactional Drafting, and Pre-Trial Litigation Drafting Professor. Responsibilities included: Creating curriculum, teaching students how to brief and analyze cases, edit legal writing, presentation of oral argument, mediation, complex memo writing and editing, and motion practice fundamentals.

- Implemented and designed curriculum for new courses.
- Consistently obtained top student reviews.

FLORIDA METROPOLITAN UNIVERSITY, Orlando, Florida   **2000 – 2006**
Adjunct Professor
Criminal Justice and Pre-Law Instructor. Classes taught included: Bankruptcy Law, The Law of Business Corporations, Family Law, Contract Law, Environmental Law, Real Estate Law, Research and Writing, Civil Procedure, Wills/Trusts, Criminal Law/Procedure, Ethics, Applied Business Law, Interviews & Interrogations, Criminal Procedure and the Constitution.
- Founder and Faculty Advisor for the Criminal Justice Club.
- Awarded Instructor of the Year in 2004.

MEMBERSHIP

Admitted to the Florida Bar, October 1998, Florida Bar#151955
Member of the Federal Bar, Middle and Northern Districts of Florida

EDUCATION

J.D., Stetson University College of Law, St. Petersburg, Florida

- Top 10% of Research and Writing I & II
- Top 10% of Administrative/Environmental Law Practicum
- Honor List / Dean's List Spring 1998

- Member Phi Alpha Delta
- Member Environmental Law Society
- Certified Blockchain Expert
  ID 11698230

B.A. English Literature, University of South Florida, Tampa, Florida

- Honor Society
- Deans List
- Honor Student

TECHNICAL SKILLS

Westlaw, Lexis, WordPerfect, MS Word, MS Office, Excel, Internet Research, Blockchain Ecosystems

Cynthia Wood   Resume

13568 Lobo Ct. Jacksonville, Florida 32224   M 904.258.2661   ynthia@beemortgageapp.com

Creative blockchain technologist with a blended career in project management, development lead, branding, digital brand relationships, creative & fashion design, and team management.

- CBE, Certified Blockchain Expert, The Blockchain Council
- Ranked a Top 10 Woman in Crypto
- Professional Women's Council Member

Bee Mortgage App, Inc., Co-founder & COO……..………Began work January 2018 – Present. Incorporated in April 2019

Co-lead product designer and developer, Cynthia leads the executive team and oversees business operations ensuring effective operational and financial procedures.

Enterprise Blockchain Analyst, independent advisor ……..…………....May 2018 - Present.

Advisory services to various blockchain projects and crypto services.

Parker Hulsey, Owner/Operator…………………………....………………….....2011 - 2016.

- Independently operated online jewelry retail store.
- Lead designer.
- Project development lead.
- Managed supply chain from Shenzhen, Guangdong, China to worldwide customers resulting in sales exceeding $500,000.

Harden and Associates, Account Manager……………………………….....……...2007 – 2011.

- Conducted exposure analysis, risk assessments, program audits, and coverage analysis.
- Performed daily management of two books of business for service teams with the highest revenue per associate.
- Coordinated the communication of program alternative and managed the underwriting submissions.
- Processed new business, renewals, analyzed audits, etc.
- Maintained renewal data, premium & loss summaries and prepared requests for proposals for complete and accurate marketing.

Interline Brands, Import Sourcing Coodinator……………………….………....……2005 - 2006.

-Daily communication with foreign and domestic vendors to discuss issues on behalf of product managers and Import Director.
-Prepare and process quarterly commission reports for import trading partners, weekly metal market slideshows, vendor cost comparisons and freight configuring data.

Education

The Bolles School   Certified Blockchain Expert, ID 11303939
University of North Florida

Carlton L. Robinson
1816 Sugar Maple Road, Fleming Island, FL
Carlton.robinson@gmail.com
904-982-8051

ACADEMIC QUALIFICATIONS

DBA   ARGOSY UNIVERSITY, Doctor of Business Administration, Management (2007). DISSERTATION TITLE-
The three social dilemmas of workforce diversity: An attributional analysis.

MPS   PENN STATE UNIVERSITY, Masters of Professional Studies in Community and Economic Development
(Spring 2018). Masters Thesis: The impact of Triple Helix entrepreneurial networks in the state of
Florida.

MBA   CITY UNIVERSITY, Masters of Business Administration, Management of Information Systems (1996)

BS   WEST VIRGINIA WESLEYAN COLLEGE, Bachelors of Science, Management of Information Systems (1993)
MASSACHUSETTS INSTITUTE OF TECHNOLOGY, Executive Education in Innovation.

PROFESSIONAL QUALIFICATIONS

Entrepreneurial Experience

- VP Entrepreneurial Growth, JAX Chamber (2012-present)
  - Became the first senior director for entrepreneurship of the JAX Chamber (2012).
  - JAX Bridges program founder. Created an experiential entrepreneur training program. Transformed entrepreneurial support from business plan emphasis to business development (via business models & value creation). Program impacted startups & high-growth companies and prepped them with intense access to capital training. Completed four iterations in first cycle (2014-2016). After analysis, second cycle (2016-2018) will focus on scalability, spin-offs, and program replication. Program helped JAX Chamber qualify as a finalist for 2016 Chamber of the Year in Innovation. Program has obtained state and corporate funding since inception.
  - Direct contributions to the JAX Entrepreneurial Ecosystem:
    - Established entrepreneurial pitch contests for the region. (JAX Chamber, Jacksonville Women's Business Center, and Edward Waters College)
    - Kauffman Entrepreneurial Education Certifications: New Venture and Growth Venture.
    - Led University of Florida Startup Quest Entrepreneurial Development Program (Jacksonville, 2012-2015). Startup Quest® is a 10-session hands-on learning experience for educated professionals who are under-employed or unemployed. Using real world technologies formed around patented technologies from public research universities, federal laboratories, and NASA labs nationwide, the program introduced forming a startup company and developing a commercialization strategy for innovative technologies.
    - Created JAX Ecosystem Map (2010)
    - Co-Organizer of first JAX Startup Weekend (2011)

Carlton L. Robinson
1816 Sugar Maple Road, Fleming Island, FL
Carlton.robinson@gmail.com
904-982-8051

- Co-Lead Jacksonville Entrepreneurial Ecosystem Asset Mapping w/Edward Lowe Foundation (2012)
- Led Innovate Northeast Florida efforts in entrepreneurship and innovation (2012-2017).

o Founder & CEO, Human Capital Management, LLC (2005 to 2012)
  - Managed all aspects of business and project development from initial scoping through strategic and fiscal planning to final testing and delivery of learning management systems. Adobe, Blackboard, and Moodle.
  - Subject matter expert on using Positive Entrepreneurial Vision Models (i.e., Business Model Canvas)
  - Secured working capital (Debt financing).
  - Developed onboarding and access plan for users.

o Other entrepreneurial contributions
  - Lean Startup Mentor 2017
  - Creator One Spark Crowdfunding Festival (2013)
  - Created InoVet.it Canvas (2013) to capture and vet entrepreneurial intentions
  - Created FLIPSS Canvas (2016) to promote continuous innovation
  - Created online canvas feedback forms to enhance infrastructure of entrepreneurial feedback

BUSINESS MANAGEMENT EXPERIENCE

o Wells Fargo Corporation 1996-2005 (Financial Services, Sales, & Training)
  - Total Enterprise Management (Profit, Growth, Bad Debt, and Talent Management)
  - Inside sales of core products to customers
  - Outside sales developing relationships with large scale vendors

PUBLICATIONS AND REPORTS

- Works in Progress:
  o The impact of Triple Helix entrepreneurial networks in the state of Florida.
- Articles/Conference Proceedings, Publications, Presentations
  o (2017) Entrepreneurial Service Design. Conference Proceedings, International Academy of Business and Public Administration Disciplines (IABPAD) January Conference, Orlando, Florida.
  o (2016) The Golden Age of Jacksonville Entrepreneurship/Presentation Conference Proceedings. Jacksonville University.
  o (2015) Evaluating Entrepreneurial Ecosystems. Jacksonville Innovation Community Conference.
  o (2013) A test of the spirit of Gibrats Law in entrepreneurship. Working Paper/Presentation. Conference Proceedings, International Academy of Business and Public Administration Disciplines (IABPAD) Conference, Orlando, Florida January 2013. (Refereed).
  o Building a continental philosophy of entrepreneurship (IABPAD 2010 Conference Proceedings).
  o Cluster Analyses in African American entrepreneurship (2009 Florida Asset Building Coalition Conference Proceedings).

Carlton L. Robinson
1816 Sugar Maple Road, Fleming Island, FL
Carlton.robinson@gmail.com
904-982-8051

- Reorganizing the scientific episteme of African American entrepreneurship (2009 ASBE Conference Proceedings).
- Creating A Basis For Understanding Entrepreneurial Variation Using Social And Cultural Attributions: A Phenomenological Perspective (2009 IABPAD Conference Proceedings/ Research Award and Journal Publication).
- Using Mental Models to Teach Diversity (2008 SAM Conference Proceedings).
- Diversity Intentions. *The International Journal of Diversity in Organizations, Communities, and Nations*. (2007 Journal Publication).

- Authoring public or professional reports
  - 2011: The role of entrepreneurship in the job growth plan (JCCI Community Study: Recession, Recovery, and Beyond)
  - 2010: The Entrepreneurship Fieldbook: A guide to social enterprising
  - 2009: FCAACC Economic Summit Technical Report
  - 2009: The business case for social and cultural accountability
    - Presented to the White House and Greenlining Institute (March 10, 2009)
  - 2009: Supplier Diversity Report (FCAACC/City of Jacksonville)
  - 2008: Minority Business Outreach Program Report (City of Jacksonville)
- Online Chair/Mentor of Dissertations
  - 2016: Supplier diversity as a business strategy for competitive advantage
  - 2015: A study of transformational leadership and job satisfaction
  - 2013: Branding: A strategic option for Mexican retailers
  - 2012: Men in nursing: Internalized sex role stereotypes and their relationship to role strain and self-esteem
  - 2012: Effect of transformational leadership on organizational effectiveness: The case of American Muslim organizations
  - 2012: Perceived transformational leadership styles and job satisfaction among social workers: A correlational study
  - 2011: A phenomenological study of senior commissioned officers on cross-race mentoring in the United States Army
  - 2011: Exploring the personality traits of teachers with more than five years in teaching profession
  - 2010: The mentoring experiences of executive pharmaceutical women: A phenomenological study
  - 2010: A phenomenological study concerning the advancement of telecommuters into leadership positions
  - 2009: How mentoring program adds value to the lives of veteran salespersons
- Editorials/Reviewer
  - Association for Small Business and Entrepreneurship (ASBE)

Carlton L. Robinson
1816 Sugar Maple Road, Fleming Island, FL
Carlton.robinson@gmail.com
904-982-8051

- International Academy of Business and Public Administration Disciplines (IABPAD)
- The Academy of Management (AOM)
- International Journal of Diversity in Organizations, Communities, & Nations

Matthew Offers

Dallas, TX   Matt@beemortgageapp.com   (469) 667-1795

Hypercreative Product Manager focused on Emerging Technologies

Co-Founder and Vice President of Products
BEE MORTGAGE APP, INC. - Dallas, TX
December 2018 to Present
• Co-founder, and VP of Products for Direct Mobile Mortgage Lender Bee Mortgage App
• Partly responsible for investor relationships, executing on pitch sessions and following up with potential pre-seed investors
• Responsible for organizational design and initial product requirements for iOS and Android mobile application aimed at mortgage lending for the emerging mobile market
• Leads design sessions with developers in coordination with CTO, and broker work between development and executive to reach common understanding and attainable goals
• First MVP Beta to be released Summer 2019

Product Manager, Blockchain
PAVASO- Plano, TX
June 2017 to October 2018
• Established Research and Development team for investigating Blockchain applications within Post-Close Mortgage
• Lead team of one Business Analyst, one Architect, and five Developers to quickly prototype and stand up Minimum Viable Product for Post-Close Blockchain Solution
• Drove designs from high and mid-level of detail including providing wireframes, user stories, and architecture diagrams
• Structured work within a full Agile process, establishing the methodology from scratch with the development pod
• Worked with Executive Management and Technology Partners to establish roadmap and application set
• Rapidly developed MVP within 4 months time including full RESTful API, Reporting Application, Data Integrations, and Blockchain Integration to represent Digital Mortgages as an immutable record utilizing a proof chain to store events and document hashes
• Participated in Real Estate Industry Panels for Blockchain technology

Business Analyst/Scrum Master, API
OPTIMAL BLUE - Plano, TX
October 2016 to June 2017
• Operated as Servant Leader for Team Apollo working with individual team members, as well as the entire team to find inefficiencies and adapt practices to eliminate waste, track and react to Sprint metrics, and keep team's understanding of Product consistent with the Product Owner and

Stakeholders
• Facilitated Daily Scrum, Sprint Planning, and Sprint Retrospectives for team of eight
• Negotiated work with team and Product Owner per sprint to keep work valuable and flowing
• Drove elicitation of new business features, and expands on detail of feature functionality for timely
delivery
• Phase I Delivery of full RESTful Search API product for Mortgage Loan search from Development to
Market in five months

Business Analyst/Product Owner
OPTIMAL BLUE
September 2015 to October 2016
• Focused two-fold on supporting current state Consumer Engagement, as well as building out next
generation of Consumer Engagement products through the eOriginations Platform
• Supported B2B integrations between technology partners such as Zillow and Lending Tree through
the Auto-Quote and Rate Table products
• Operated as primary Business Analyst on all projects, and facilitated Product Owner duties for
projects where Product Manager did not have bandwidth, including negotiating sprint work with team,
driving feature value discussions, and setting high-level product concept scope
• Executed as main detail source and development liaison on over 80 new features and software
improvements
• Primary author on 16 fully-approved BRDs, with most dedicated to Greenfield development

Business Process Analyst
SOUTHWEST AIRLINES - Dallas, TX
February 2015 to September 2015
· Responsible for documenting End-to-End detailed International, and Domestic, Cargo Processes for
world rollout of updated Cargo Management platform
· Worked with Industry SMEs to document US and Foreign Customs Processes for Cargo shipping
· Identified Pain Points and bottlenecks in process to relay to Business Analysts/Developers for future
state Cargo Management platform

Product Manager
SEILEVEL - Austin, TX
April 2011 to June 2014
• Product Management and Business Analysis consulting utilizing visual requirements methodology to
assist customers in properly defining scope and work across both Waterfall and Agile environments
• Sample Projects:
◦ Complete Backlog Re-Write for Consumer Site Search Feature for Dell
* Analyzed entire existing backlog and reconstructed into a set of seven Business Objectives with 14
features and over 300 user stories
◦ Design of Next Generation Sales and Order Fulfillment System for Dell
* Primary author on three BRDs outlining complete end to end functionality of Dell sales process across
every International market

* Operated with counterpart out of France and development team out of India to drive features and cut scope based on value methodology
* Worked closely with Sales organization and Order Processing organization through shadowing and other methods to capture current state and effectively outline future state capabilities
◦ Agile Transition Assessment for American Express
* Conducted onsite interviews, workshops, and surveys across six Agile Transformation teams to gauge buy-in of Agile methodology across technology organization
* Ran Requirements Health Assessments of six backlogs to identify problem areas in requirements process and delivery
• Assisted editing the book "Visual Models for Software Requirements", published under Microsoft Best Practices
• Redesigned PMI and IIBA certified training products offered by Seilevel for Business Analysts and Product Managers

BACHELOR OF ARTS in Philosophy
SAM HOUSTON STATE UNIVERSITY
December 2010
Skills
Product Management (4 years), Business Analysis (3 years), Scrum (1 year)

Links
https://www.linkedin.com/in/matthew-offers-085a2311/

Curtis Wood Resume NMLS 1308125

13568 Lobo Ct. Jacksonville, Florida 32224 M 904.316.5566 feddebt@gmail.com.com

Creative B2B/B2C sales and marketing professional with a blended career in loan originating branding, loyalty programs, digital brand relationships, creative design, team management, recruiting, and loyalty sales and marketing.

Bee Mortgage App, Inc., Founder & CEO…..…………Began work January 2018 – June 2019. Incorporated in April 2019

Curtis was responsible for creating, planning, implementing, and integrating strategic direction ensuring alignment with short and long-term objectives. As lead product designer/developer and licensed mortgage loan originator with experience in mobile applications development and blockchain ecosystems, Curtis was responsible for growth of the company.

Specialized Loan Servicing, Loan Originator………………………....April 2019 – June 2019.

Licensed in AL, AK, CA, CO, CT, DC, IN, IA, KS, KY, LA, ME, MD, NE, NM, ND, OK, OR, PA, WA, WI. Licensed MLO originating QM purchase and refinance loan applications in several high volume states.

EverBank (TIAA Bank), Loan Originator……………………………...August 2016 – May 2018.

Originated in all 50 states under the bank's federal license charter. Top power 5 closer.

PHH Mortgage, Loan Originator NMLS 1308125……….…….February 2015 – August 2016.

Licensed in FL, AK, AZ, CA, CT, DC, MS, NH, NJ, NY, NC, OH, OR, PA, SC, SD, TN, TX, UT, VT, WI.

As a loan originator in several key, high-volume states Curtis represents some of the most prestigious investment houses in the world. Achieving a top-3 position in virtually every performance category, he provides a dynamic array of mortgage solutions engineered to meet the unique needs of each individual borrower ensuring the ideal mortgage experience.

Lead originator for 9 months in:

☐ Portfolio registrations		- Apps-to-registrations
☐ Outbound calling		- HARP registrations
☐ Highest customer satisfaction marks		- Purchase apps
☐ Closings		- Six Sigma Yellow Belt

iMobile3 Chief Loyalty Officer/ Lead Project Engineer……August 2014 – January 2015.

   Marketing Manager/Chief Loyalty Officer for multiple concepts. Engineered dynamic white-label loyalty campaigns for multiple retailers and multi-unit franchise operators. Retailer and merchant adviser for Apple Pay and mobile wallet payment acceptance.

Projects: The Mobile Pages, Taco Bus, Frogmore Gifts, Monte's RDG, Moe's Southwest Grill, Great American Cookie, Tropical Smoothie, Maggie-Moos, and others.

- Lead cross-channel loyalty campaign strategy, design, development, managed client expectations to ensure peak satisfaction experiences and maximum department profitability.
- Created intimate and personal loyalty engagements improving the overall customer experiences for each concept's brand.
- Loyalty programs increased guest frequency and the average ticket (+48% multiple projects).
- Built a robust loyalty program that achieved higher download rates (+473% multiple projects).
- Increased loyalty program savings 37% by preventing fraudulent redemption (multiple projects).
- Achieved recognition for sales increases and loyalty program performance.
- Improved branch business development processes and disciplines. Resolved customer needs promoting company's loyalty solution.

Re-seller/Marketing Sales Manager………………..…………January 2003 – December 2014.

Managed marketing activities for multiple companies for an ownership group with interests in law firms, bankruptcy, and consumer debt servicing.

Education

Tennessee Temple University   Certified Blockchain Expert, ID 11501048